UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

InsWeb Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45809K103
(CUSIP Number)

December 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:   Õ

1	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Hussein A. Enan
2	Check The Appropriate Box If A Member Of A Group (a) Ô (b) Ô
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of	7	Sole Voting Power 1,861,360
Shares Beneficially Owned By	8	Shared Voting Power 41,250
By Each Reporting Person	9	Sole Dispositive Power 1,861,360
With	10	Shared Dispositive Power 41,250
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,902,610
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares Ô
13	Percent Of Class Represented By Amount In Row 11 31.2%
14	Type Of Reporting Person IN

1	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Danielle S. Enan
2	Check The Appropriate Box If A Member Of A Group (a) Ô (b) Ô
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
NUMBER OF	7	Sole Voting Power 41,250
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power 1,861,360
BY EACH REPORTING PERSON	9	Sole Dispositive Power 41,250
WITH	10	Shared Dispositive Power 1,861,360
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,902,610
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares Ô
13	Percent Of Class Represented By Amount In Row 11 31.2%
14	Type Of Reporting Person IN

This Amendment No. 8 to Schedule 13D amends a prior statement on Schedule 13D (the “Schedule 13D”) filed on February 26, 2003 and subsequently amended relating to shares of common stock, par value $0.001 (“Common Stock”) of InsWeb Corporation, a Delaware corporation (“InsWeb”).  The Schedule 13D is amended only as expressly reported herein and otherwise remains unchanged.

Item 4                                Purpose of Transaction

The purchases of the Reporting Persons were made over time for investment purposes.  The share ownership of the Reporting Persons first exceeded 20% of the outstanding shares of the Company on January 26, 2003.

Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.  Each of the Reporting Persons intends to continuously review its investment in InsWeb, and may in the future determine, either alone or as part of a group, to acquire additional securities of InsWeb, through open market purchases, private agreements, the granting of stock options by InsWeb, or otherwise.  Each of the Reporting Persons may also dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of InsWeb.  Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters.

Item 5                                Interest in Securities of the Issuer

Mr. Hussein Enan is the beneficial owner of 1,902,610 shares of Common Stock (representing 1,253,079 shares of Common Stock and options to purchase 649,531 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Mr. Enan’s percentage ownership is 31.2% based on 5,439,783 shares of common stock outstanding as of December 1, 2010, plus any securities held by Mr. Enan that are exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Mr. Enan has sole voting and dispositive power over 1,861,360 shares.

Mrs. Danielle Enan is the beneficial owner of 1,902,610 shares of Common Stock (representing 1,253,079 shares of Common Stock and options to purchase 649,531shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Mrs. Enan’s percentage ownership is 31.2% based on 5,439,783 shares of common stock outstanding as of December 1, 2010, plus any securities held by Mrs. Enan that are exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Mrs. Enan has sole voting and dispositive power over 41,250 shares.

Item 6                      Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer

This joint filing is made pursuant to the Joint Filing Agreement dated December 7, 2010 attached as Exhibit 1.

Item 7                                Material to be Filed as Exhibits

EXHIBIT NO.                                DESCRIPTION

1                                           Joint Filing Agreement dated December 7, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2010

/s/ Hussein A. Enan                                                                             /s/ Danielle S. Enan
Hussein A. Enan                                                                             Danielle S. Enan

Exhibit Index

EXHIBIT REFERENCE DESCRIPTION

1.	Agreement to Jointly File Schedule 13D